AB 3/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

15049630

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2015 WASH, DC 201

SEC FILE NUMBER
8- 44065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN FINANCIAL ASSOCIATES, INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 NORTHAMPTON ST. STE "A"
(No. and Street)

EASTON (City) PA (State) 18042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIRK, SUMMA, CO.
(Name – *if individual, state last, first, middle name*)

1405 N. CEDAR CREST BLVD, ALLENTOWN, PA 18104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/16

OATH OR AFFIRMATION

I, HENRY R. D'ALBERTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN FINANCIAL ASSOCIATIONS, INC., as of Dec 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
NEHME J NEHME
Notary Public
WILSON BORO., NORTHAMPTON COUNTY
My Commission Expires Aug 19, 2016

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FINANCIAL ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

AMERICAN FINANCIAL ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

CONTENTS

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report on the Financial Statements

We have audited the accompanying statement of financial condition of American Financial Associates, Inc. as of December 31, 2014 and 2013, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the American Financial Associates, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Audit Scope

We conducted our audits in accordance with the standards of the Pubic Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Associates, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Other Matter

The Statements of Selling, General and Administrative Expenses has been subjected to audit procedures performed in conjunction with the audit of American Financial Associates, Inc.'s management. Our audit procedures included determining whether the Statements of Selling, General and Administrative Expenses reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Statements of Selling, General and Administrative Expenses. In forming our opinion on the Statements of Selling, General and Administrative Expenses, we evaluated whether the Statements of Selling, General and Administrative Expenses, including its form and content is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the Statements of Selling, General and Administrative Expenses is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kirk, Summa and Co., LLP

Allentown, Pennsylvania
February 20, 2015

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
Cash and cash equivalents	$ 25,117	$ 22,735
Commissions receviable	101,121	88,260
Prepaid corporate income tax	1,658	1,548
Employee receivable	-	12,946
Fixed Assets:		
Office Equipment	53,359	53,359
Furniture & Fixtures	1,781	1,781
Less: Accumulated depreciation	(55,140)	(55,140)
Total Fixed Assets	-	-
Total Assets	$ 127,896	$ 125,489
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 1,585	$ 3,510
Payroll liabilities	696	616
Commissions payable	80,929	70,520
Accrued state income tax	400	393
Total Liabilities	83,610	75,039
STOCKHOLDER'S EQUITY		
Common stock $10 par value, 10,000 shares authorized, 8,165 shares issued and outstanding	81,650	81,650
Retained (deficit)	(29,324)	(23,160)
	52,326	58,490
Less: 804 shares of common stock in treasury at cost	(8,040)	(8,040)
Total Stockholder's Equity	44,286	50,450
Total Liabilities and Stockholder's Equity	$ 127,896	$ 125,489

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Revenues		
Commissions	$ 810,345	$ 838,860
Interest income	58	30
Other revenues	29,809	10,665
Total Revenues	840,212	849,555
Selling Expenses	654,028	656,839
General and Administrative Expenses	191,400	213,012
Total Selling, General and Administrative Expenses	845,428	869,851
Net Income (Loss) Before Provision for Income Taxes	(5,216)	(20,296)
Provision for Income Taxes	948	349
Net (Loss) After Taxes	$ (6,164)	$ (20,645)

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED BORROWINGS
DECEMBER 31, 2014 AND 2013

	2014	2013
Beginning Liability - January 1	$ -	$ -
Additions:	-	-
Subtractions:	-	-
Ending Balance - December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

2013

	Common Stock		Retained	Treasury Stock Common		Total Stockholder's
	Shares	Amount	(Deficit)	Shares	Amount	Equity
Balances at January 1, 2013	8,165	$ 81,650	$ (2,515)	804	$ (8,040)	$ 71,095
Net Income	-	-	(20,645)	-	-	(20,645)
Balances at December 31, 2013	8,165	$ 81,650	$ (23,160)	804	$ (8,040)	$ 50,450

2014

	Common Stock		Retained	Treasury Stock Common		Total Stockholder's
	Shares	Amount	(Deficit)	Shares	Amount	Equity
Balances at January 1, 2014	8,165	$ 81,650	$ (23,160)	804	$ (8,040)	$ 50,450
Net (Loss)	-	-	(6,164)	-	-	(6,164)
Balances at December 31, 2014	8,165	$ 81,650	$ (29,324)	804	$ (8,040)	$ 44,286

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Cash Flows from Operating Activities		
Net (loss)	$ (6,164)	$ (20,645)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Items in net income not affecting cash:		
(Increase) decrease in current assets:		
Commissions receivable	(12,861)	(5,909)
Prepaid corporate income tax	(110)	(1,500)
Employee receivable	12,946	(12,946)
Increase (decrease) in current liabilities:		
Accounts payable	(1,926)	2,277
Payroll liabilities	81	208
Commissions payable	10,409	12,070
Accrued income tax	7	240
Total Adjustments	8,546	(5,560)
Net Cash Provided (Used) by Operating Activities	2,382	(26,205)
Net Increase (Decrease) in Cash	2,382	(26,205)
Cash at Beginning of Year	22,735	48,940
Cash at End of Year	$ 25,117	$ 22,735
Supplementary Disclosures:		
Interest paid	$ -	$ -
Income taxes paid	$ 753	$ 410

The accompanying notes are an integral part of these financial statements.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

American Financial Associates, Inc. (the Company) was organized on July 25, 1991 for the purpose of selling mutual funds and life insurance. In 1994 the Company also began acting as a discount broker. The Company has brokers in the states of Pennsylvania, New Jersey and Oregon. Approximately sixty percent of the Company's business is conducted in Pennsylvania, and the major source of revenue comes from selling mutual funds.

Cash Equivalents

Cash equivalents are highly liquid debt instruments purchased with maturities of three months or less.

Bad Debts

The Company uses the direct write-off method of accounting for losses arising from uncollectible accounts receivable. Under this method, accounts receivable are written-off to bad debt expense in the period they are deemed uncollectible. There were no bad debt expenses for the years ended December 31, 2014 or 2013.

Use of Estimates

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Equipment and furniture are stated at cost and are depreciated under the straight-line basis over estimated useful lives of five to seven years. Depreciation was $- and $- respectively for 2014 and 2013.

Maintenance and Repairs

Property and equipment are carried at cost less accumulated depreciation. Depreciation is deducted on a straight-line basis and is provided over the useful lives of the related assets. Maintenance and repairs are charged to operations when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.

AMERICAN FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE A – SIGNIFICANT ACCOUNTING POLICIES-continued

Rent Expense

The Company has a month-to-month rental with no signed lease. Rent is $900 per month for the last two years and is expensed when paid. Rent expense was $10,800 for 2014 and $10,800 for 2013.

Commissions Receivable

Commissions' receivable consists of fees earned primarily on the selling of mutual funds. The Company receives payment within a short time of the transactions. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. No allowance for doubtful accounts has been provided for as the continuing relationships over many years have assured collection.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements.

The Company's Forms 1120, *U.S. Corporation Tax Return,* for the years ending 2013, 2012, and 2011 are subject to examination by the IRS, generally for three years after they were filed.

NOTE B - ADVERTISING COST

Advertising costs of $2,322 and $1,951 were incurred for the years ended December 31, 2014 and 2013, respectively. All advertising costs are expensed as incurred.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014 and 2013, the Company had net capital of $34,848 and $41,084, respectively, which was $29,848 and $36,084 in excess of its required net capital of $5,000. The Company's net capital ratio for December 31, 2014 and 2013 was 2.399 and 1.827 to 1, respectively.

AMERICAN FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE D – INCOME TAXES

Income tax expense includes federal and state income taxes due currently after using up prior net operating losses. The provision for income tax amounts to $400 in 2014 and $393 for 2013. The components of the provision for income taxes for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
Current - Federal	$ -	$ -
Current - State	400	393
	$ 400	$ 393

The corporate tax returns have not been prepared for the year ended December 31, 2014. There is a liability of $400 for state purposes and $- for federal purposes, which leaves $1,548 of prepaid federal income tax and $110 of prepaid state income tax at December 31, 2014.

Net operating loss carryforwards available to offset future taxable income, in the amount of $19,968, will expire at the year ending December 31, 2033.

NOTE E – TREASURY STOCK

In August 2010, the Board of Directors authorized the Company to repurchase of 840 shares of common stock. During October 2010, the Company repurchased 840 shares at an aggregate cost of $8,040.

NOTE F – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE G – EXEMPTIVE PROVISIONS

An exemption is claimed from SEC Rule 15c-3-3 under c(k) (2) (ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

The following is the clearing firm:

SEC # - 801-13059

Name – Dain Rauscher

NOTE H – SUBSEQUENT EVENTS

In preparing these financial statements, management of American Financial Associates, Inc. has evaluated events and transactions subsequent to December 31, 2014 through February 20, 2015, the date these financial statements were available to be issued. Based on the definitions and requirements of the Subsequent Event Topics of FASB Accounting Standards Codification, management of American Financial Associates, Inc. is not aware of any subsequent events that would require disclosure in the financial statements.

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying financial statements of American Financial Associates, Inc. as of and for the years ended December 31, 2014 and 2013, and have issued our reports thereon dated February 20,2015, which contained an unmodified opinion on those financial statements. Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1, Statements of Capital Reconciliation, required by Rule 17a-5 under the Securities and Exchange Act of 1934, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule 1 been subjected to auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule 1 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

February 20, 2015
Allentown, PA

SCHEDULE 1
AMERICAN FINANCIAL ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Net capital:		
Stockholder's equity from balance sheets	$ 44,286	$ 50,450
Deduct:		
Non allowable receivable	(9,438)	(9,367)
Net Capital	$ 34,848	$ 41,083
Aggregate indebtedness:		
Total liabilities from balance sheet	$ 83,610	$ 75,039
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness of $83,610 and $75,039 respectively)	$ 5,575	$ 5,004
Minimum dollar net capital requirement	5,000	5,000
Excess net capital	29,848	36,083
Excess net capital at 1,000%	$ 26,487	$ 33,579
Ratio:		
Aggregate indebtedness to net capital	2.399:1	1.827:1

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF NET CAPITAL RECONCILIATION
AUDITED REPORT VS. UNAUDITED FOCUS REPORT
DECEMBER 31, 2014 AND 2013

Schedule II

	Per Focus Report Form X-17A-5		Adjustments		Per Audited Financial Report	
	2014	2013	2014	2013	2014	2013
A) Gross Capital	$ 44,411	$ 50,341	$ (125)	$ 110	$ 44,286	$ 50,451
B) Add:						
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-	-	-	-	-
C) Deduct:						
Total nonallowable assets from Statement of Financial Condition	(9,438)	(9,367)	-	-	(9,438)	(9,367)
Net capital	$ 34,973	$ 40,974	$ (125)	$ 110	$ 34,848	$ 41,084

	2014	2013
A) Reconciliation of Adjustments:		
Difference due to offsetting various asset accounts against related liabilities:	$ -	$ 110
Reduction in commissions receivable	(1,246)	
Reduction in commissions payable	1,121	
Total Adjustments	$ (125)	$ 110

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF SELLING, GENERAL
AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Selling Expenses		
Advertising	$ 2,322	$ 1,951
Auto lease and expense	6,949	4,995
Commissions	632,669	629,220
Entertainment	-	1,708
Meetings	540	1,327
Regulatory fees	8,415	13,593
Selling expense	759	-
Training programs	300	1,954
Travel	2,074	2,091
Total Selling Expenses	654,028	656,839
General and Administrative Expenses		
Bank and other charges	307	780
Computer expenses	3,596	3,429
Contributions	25	962
Dues and subscriptions	-	492
Employee benefits	8,710	8,747
Insurance	5,527	4,052
Licenses permits and fees	6,753	11,884
Miscellaneous	48	-
Office suppplies	3,665	4,270
Payroll taxes	10,216	11,625
Postage	1,869	2,410
Professional fees	9,506	9,069
Rent	10,800	10,800
Repairs and maintenance	1,562	1,271
Salaries	120,105	134,042
Telephone	6,841	7,293
Utilities	1,870	1,886
Total General and Adminitstrative Expenses	191,400	213,012
Total Selling, General and Administrative Expenses	$ 845,428	$ 869,851

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
American Financial Associates, Inc.

In planning and performing our audit of the financial statements of American Financial Associates, Inc. (the Company), as of and for the years ended December 31, 2014 and 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with requirements for prompt payment of securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014 and 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and Is not intended to be and should not be used by anyone other than these specified parties.

Kirk, Summa & Co., LLP

Allentown, PA
February 20, 2015

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying American Financial Associates Exemption Report, in which (1) American Financial Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which American Financial Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption provisions") and (2) American Financial Associates, Inc. stated that American Financial Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Financial Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

We have reviewed management's statements, included in the accompanying American Financial Associates Exemption Report, in which (1) American Financial Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which American Financial Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption provisions") and (2) American Financial Associates, Inc. stated that American Financial Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. American Financial Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Financial Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Page Two

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kirk, Summa & Co., LLP

Allentown, Pennsylvania
February 20, 2015

Financial Planning

American Financial Associates, Inc.

Members NASD & SIPC

1700 Northampton Street, Suite A
P.O. Box 1659, Easton, Pennsylvania 18044-1659
(610) 559-1600
Fax (610) 559-1661

American Financial Associates Exemption Report
SEC Rule 17A – 5

American Financial Associates is exempt from exchange act rule 15C3 – 3 for the Calendar year 2014. We are not a carrying or clearing broker dealer so therefor we are exempt based on

K2

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

American Financial does not have any exceptions to this report for the calendar year 2014.

Henry R D'Alberto
President

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
American Financial Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by American Financial Associates, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Financial Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). American Financial Associates, Inc.'s management is responsible for the American Financial Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is no intended to be and should not be used by anyone other than these specified parties.

Kirk, Summa & Co., LLP

Allentown, PA
February 20, 2015